UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE
ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION
13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 000-51505
PHARMAXIS LTD

(Exact name of registrant as specified in its charter)
2/10 Rodborough Road
Frenchs Forest, NSW 2086, Australia
Telephone number: +61 2 9454 7200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
American Depositary Shares, each representing the right to receive 15 ordinary shares (“ADS”)

(Title of each class of securities covered by this Form)
Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I
Item 1. Exchange Act Reporting History
A. Pharmaxis Ltd (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on August 29, 2005.
B. The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report under section 13(a).
Item 2. Recent United States Market Activity
The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 (15 U.S.C. 77a et seq.) (“Securities Act”) on November 7, 2005. The Company currently has an effective shelf Registration Statement on Form F-3. A post effective amendment to terminate the registration of unsold securities on the Company’s Registration Statement on Form F-3 has been filed. No securities were sold under such Registration Statement.
Item 3. Foreign Listing and Primary Trading Market
A. The Company’s ordinary shares are listed on the Australian Securities Exchange (the “ASX”), which constitutes the primary trading market for those securities.
B. The Company’s ordinary shares were initially listed on ASX in November 2003. The Company has maintained the listing of its ordinary shares on ASX for at least the 12 months preceding the filing of this Form.
C. The percentage of trading in ordinary shares that occurred in Australia as of the recent 12-month period from July 1, 2008 to June 30, 2009 was 96.4%.
Item 4. Comparative Trading Volume Data
A. The first and the last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) are July 1, 2008 and June 30, 2009, respectively. A tabular format disclosing the comparative trading volume data in response to this item is attached as exhibit 99.1 to this Form 15-F.
B. For the recent 12-month period specified in Item 4A above, the average daily trading volume (the “ADTV”) of the Company’s ADSs (in terms of the underlying number of ordinary shares) in the United States and worldwide was 12,157 shares and 335,105 shares, respectively.
C. For the recent 12-month period specified in Item 4A above, the ADTV of the Company’s ADSs (in terms of the underlying number of ordinary shares) in the United States was 3.6% of the ADTV for its ordinary shares on a worldwide basis.
D. The Company filed a Form 25 with NASDAQ on July 23, 2009 and the Company’s ADSs were delisted from NASDAQ on July 23, 2009. As of that date, the ADTV of the Company’s ADSs (in terms of the underlying number of ordinary shares) in the United States was 3.4% of the ADTV for its ordinary shares on a worldwide basis for the preceding 12-month period.
E. The Company has not terminated a sponsored American depositary receipt (ADR) facility regarding its ordinary shares.
F. The source of trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 are as follows:

Source	Jurisdiction	Justification
Bank of New York Mellon (BONYM)	NASDAQ Stock Market, United States	To obtain Pharmaxis trading information on the NASDAQ Global Market, Pharmaxis believes that BONYM as depositary of Pharmaxis’ ADS facility, is a reliable source of trading volume information for the exchange
Australian Securities Exchange Ltd	Australian Securities Exchange, Australia	To obtain Pharmaxis trading information on the Australian Securities Exchange, Pharmaxis believes that the Australian Securities Exchange, is a reliable source of trading volume information for the exchange
Item 5. Alternative Record Holder Information
N/A
Item 6. Debt Securities
N/A
Item 7. Notice Requirement
A. The publication of the notice, required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing the Company’s intent to terminate its duty to file reports under section 13(a) or 15(d) of the Exchange Act was dated July 13, 2009.
B. The Company used PR Newswire to disseminate the notice in the United States. A copy of the notice was filed under cover of a Form 6-K on July 13, 2009.
Item 8. Prior Form 15 Filers
N/A

PART II
Item 9. Rule 12g3-2(b) Exemption
The website on which the Company will publish the information required under Rule 12g3-2(b)(1)(iii) (17 CFR 240. 12g3- 2(b)(1)(iii)) is http://www.pharmaxis.com.au.
PART III
Item 10. Exhibits
99.1. Comparative trading volume data (tabular format)
Pharmaxis share trading July 1, 2008 through June 30, 2009

Date	ASX	NASDAQ	ASX shares	Worldwide
			(Underlying	Ordinary
Month	Ordinary Shares	ADSs	ADSs)	Shares
ending	#	#	#	#
30-Jun-09	11,585,778	9,351	140,265	11,726,043
31-May-09	11,829,737	3,412	51,180	11,880,917
30-April-09	7,680,034	30,967	464,505	8,144,539
31-Mar-09	4,484,066	3,510	52,650	4,536,716
28-Feb-09	2,481,807	8,074	121,110	2,602,917
31 Jan-09	2,387,561	15,714	235,710	2,623,271
31-Dec-08	3,783,728	49,876	748,140	4,531,868
30-Nov-08	4,164,856	19,581	293,715	4,458,571
31-Oct-08	12,624,001	40,115	601,725	13,225,726
30-Sept-08	7,370,214	500	7,500	7,377,714
31-Aug-08	6,089,943	4,550	68,250	6,158,193
31-Jul-08	7,224,090	16,150	242,250	7,466,340

		NASDAQ	ADS’ as ASX
	ASX shares	ADS’	shares	All shares
	#	#	#	#

Annual total	81,705,815	201,800	3,027,000	84,732,815

ADTV	322,948	810	12,157	335,105

% of annual total traded on ASX				96.4%

% of annual total traded on NASDAQ				3.6%

% of ADTV traded on ASX				96.4%

% of ADTV traded on NASDAQ				3.6%
Item 11. Undertakings
The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, PHARMAXIS LTD has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, PHARMAXIS LTD certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

PHARMAXIS LTD
August 3, 2009	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer